[BNY Mellon Letterhead]

Via EDGAR

May 19, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stephanie L. Sullivan, Senior Assistant Chief Accountant Office of Financial Services

Re:	The Bank of New York Mellon Corporation

Form 10-K for the Year Ended December 31, 2015

Filed February 26, 2016

File No. 001-35651

Dear Ms. Sullivan:

This letter is submitted on behalf of The Bank of New York Mellon Corporation (“BNY Mellon” or the “Company”) in response to the letter dated May 5, 2016 (the “May Letter”) from the staff of the Office of Financial Services in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to BNY Mellon’s Annual Report on Form 10-K for the year ended December 31, 2015.

For your convenience, the text of the Staff’s comments is set forth in bold followed by BNY Mellon’s responses. The numbered responses set out below correspond to the numbered comments in the Staff’s May Letter.

Form 10-K for the Year Ended December 31, 2015

General

1.	You provide on pages 31 and 223 of Exhibit 13.1 to the 10-K financial figures for a region including Africa and the Middle East, areas that include Sudan and Syria. You stated in a letter to us dated September 27, 2013 that you participated in transactions involving Sudan or Syria. We note that the Blom Bank website identifies Bank of New York Mellon as a correspondent bank and states that Blom Bank is currently present in Syria.

As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your September 27, 2013 letter, whether through subsidiaries, affiliates, customers, or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

BNY Mellon provides correspondent and trade banking services to Blom Bank SAL (“Blom Bank”) in Lebanon and certain of its Middle Eastern subsidiaries located in Jordan, Cyprus, Egypt and Lebanon, but these services are not provided to Blom Bank’s Syrian subsidiaries. As indicated in our September 27, 2013 response we previously had a very small relationship between a non-Syrian subsidiary of Blom Bank and BNY Mellon’s subsidiary, Pershing LLC, for brokerage services, however, that relationship was terminated in March of 2015 in the ordinary course. While the majority of that relationship’s assets have been converted off the Pershing LLC platform, we have approximately $1 million of low priced securities in liquidation sell orders only.

While BNY Mellon has operations in certain countries in Africa and the Middle East, BNY Mellon does not have any physical presence, operations or employees in Sudan or Syria; BNY Mellon does not, directly or indirectly, solicit or conduct, for its own account, any business in either of these countries nor is BNY Mellon engaged in providing or receiving information, technology, products or services from Sudan or Syria.

Like many multinational companies, BNY Mellon conducts business with many counterparties, who may themselves have contacts with Sudan or Syria; however, BNY Mellon does not engage in, conduct or facilitate any transactions with or involving Sudan or Syria, including their governments or the entities which have been identified as controlled by said governments, except as may be authorized by general or specific licenses issued by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), or may (rarely) result from the inadvertent processing of transactions (as more fully discussed in response to comment 2). In addition, BNY Mellon holds OFAC license MUL-2013-302346-2, which permits BNY Mellon to reject certain transactions involving Sudan and Syria, instead of blocking them, which would otherwise be required.

BNY Mellon maintains an enterprise-wide compliance program that is designed to ensure that all BNY Mellon businesses fully comply with all applicable economic sanctions programs, including all OFAC-administered sanctions, and the blocking, rejection, reporting or other requirements that are mandated thereby. BNY Mellon has developed this compliance program with its own particular businesses, systems and operations in mind. The architecture of BNY Mellon’s compliance program includes (in addition to written policies) business-specific procedures designed to prevent sanctions violations by the business in question, taking into account the specific risk factors germane to that business. Resources devoted to the program include dedicated human resources, led by a designated Global Sanctions Compliance Officer and multiple business line Sanctions Coordinators and other control function personnel specializing in sanctions matters. Other sanctions compliance resources include multiple risk assessment measures and controls (including, among other things, various automated scan/name recognition software programs that monitor customers, account activity and transactions for sanctions compliance purposes) as well as regular internal training, testing and audit programs. These policies, procedures and systems are designed to ensure compliance in all material respects with OFAC requirements and to prevent BNY Mellon from engaging in transactions involving sanctions targets including Sudan and Syria.

As mentioned, acting pursuant to licenses issued by OFAC, BNY Mellon’s clients may occasionally engage in authorized transactions involving Sudan or Syria; however, BNY Mellon does not participate in providing any financial or transaction services involving Sudan or Syria until BNY Mellon sanctions compliance officers are fully satisfied that the particular transaction or service is in fact authorized by a general or specific OFAC license.

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Other than OFAC-licensed transactions, BNY Mellon has not had any material contacts with Syria and Sudan. BNY Mellon’s authorized transactions in connection with its clients’ OFAC-licensed activities are processed individually, and OFAC does not require and has never requested BNY Mellon to systematically record this information, individually or in the aggregate. Nonetheless, such licensed transactions are infrequent and typically involve humanitarian endeavors or personal remittances.

With respect to inadvertently processed transactions, a review of our records for the period from September 27, 2013 through May 18, 2016, indicates that BNY Mellon did not participate in or report to OFAC any transactions involving Sudan or Syria sanctions targets. BNY Mellon does not believe a reasonable investor would deem this information important in making an investment decision in BNY Mellon securities and, and therefore it does not constitute a material investment risk to its securities holders. Further, because BNY Mellon believes that its operations are in compliance in all material respects with U.S. sanctions laws and regulations, BNY Mellon also believes it is unlikely that the activity discussed herein would implicate any divestment requirements of governments, universities or other investors as described above. As more fully described in our response to comment 1, BNY Mellon maintains an enterprise-wide compliance program that is designed to ensure that all BNY Mellon businesses fully comply with all applicable economic sanctions programs, including all OFAC-administered sanctions, and the blocking, rejection, reporting or other requirements that are mandated thereby.

Exhibit 13 – All Portions of 2015 Annual Report to Shareholders

Item 1. Financial Statements, page 142

Note 12 - Income Taxes, page 176

3.	We note significant changes in your current and deferred federal income tax provision for fiscal 2015 compared to the prior years, while in total the overall level of federal tax expense is consistent among the three most recent years, after considering the provision for the Tax Court ruling in 2013. We also note that your net deferred tax liabilities have remained flat at $2.8 billion as of December 31, 2015 and 2014. Please tell us the drivers for the changes in the levels of current and deferred federal income tax, and revise future filings as appropriate to discuss the factors driving the change.

In general, changes in deferred tax assets and liabilities result from movements in temporary differences. These movements may be reflected in both the income statement (as a component of deferred income tax expense or benefit) and balance sheet (as other comprehensive income or additional paid-in capital).

Although between 2014 and 2015 the change in our net deferred tax liability was only $3 million, it should be noted that between 2013 and 2014 net deferred tax liabilities decreased by $842 million. See page 182 of the 2014 Annual Report on Form 10-K. That change between 2013 and 2014 is the principal driver of the significant deferred tax benefit in 2014.

Compared to other years, BNY Mellon’s 2014 current and deferred income tax provision reflected significant one-time items and fluctuations in mark-to-market securities. Below are the 2014 events that were the primary drivers of the change in current and deferred federal tax expense (benefit) between 2014 and 2015 and represent $634 million of the $672 million of net deferred federal tax benefit in 2014:

•	The sale of our equity investment in Wing Hang Bank in 2014 resulted in the reversal of $146 million in deferred federal tax liability. The deferred federal tax liability represented the cumulative difference between the book and tax basis of the investment. The pre-tax gain from the sale also increased current federal tax expense in 2014 by $324 million.

•	Litigation expense in 2014 resulted in a $207 million increase in deferred federal tax assets (and deferred federal income tax benefit) because BNY Mellon could not deduct the expense until paid. Current federal income tax expense decreased and deferred federal income tax expense increased in 2015 when a substantial portion of the expense was paid.

•	In 2014, we recognized $281 million of current federal tax expense and deferred federal tax benefit related to mark-to-market tax gains on certain available-for-sale securities that we elect to measure at market value for tax purposes under Internal Revenue Code section 475. Tax gains on these securities result in an increase in current federal income tax expense / liability as well as an increase in deferred federal income tax benefit / asset for the difference between the tax treatment (mark-to-market to earnings) and the book treatment (mark-to-market through accumulated other comprehensive income). The deferred tax asset and expense are reversed if the securities are sold before maturity.

Fluctuations also occurred in other years related to these mark-to-market gains and losses. For example, in 2015 and 2013 mark-to-market losses resulted in $63 million and $328 million, respectively, of federal deferred tax liability / federal deferred tax expense, along with a corresponding reduction in current federal tax expense.

We will revise future filings as appropriate to discuss the drivers of significant changes in the levels of current and deferred federal income tax expense.

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On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at (212) 635-1193 or Kathleen McCabe at (212) 635-6601.

Yours very truly,

THE BANK OF NEW YORK MELLON CORPORATION

/s/ J. Kevin McCarthy
Name: J. Kevin McCarthy Title: General Counsel

cc:	Joshua Dilk, Staff Attorney Erin Martin, Special Counsel